SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.

(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n

P.O. Box 837

Willemstad,

Curaçao

(599) (9) 7366277

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: October 16, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

The Trustmark Companies Select Sapiens ALIS to

Administer Voluntary Benefits Business

Trustmark joins the rapidly growing client base of Sapiens ALIS in North America

New Jersey – October 16, 2012 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announced today that The Trustmark Companies, based in Lake Forest, IL have selected Sapiens ALIS policy administration system to support Trustmark Voluntary Benefit business. Using Sapiens ALIS will enable Trustmark to update its policy administration platform to more efficiently introduce new products, take advantage of the latest technology and provide better service to its plan administrators and policy holders.

Trustmark Voluntary Benefit Solutions specializes in voluntary benefits including universal life, critical illness, disability and accident policies. Trustmark answers coverage needs for employees nationwide, and is backed by nearly 100 years serving this market.

Commenting on the Sapiens ALIS selection, Trustmark Senior Vice President Alex Moral explained, “After an extensive evaluation process including several leading system providers, we concluded that Sapiens ALIS was best suited to meet our long-term strategic objectives. We were impressed with Sapiens ALIS’s rich functionality to support Voluntary Benefits Solutions. We are excited about the opportunity to increase efficiency and substantially improve our business model. We also were very impressed with the Sapiens team and their commitment to the insurance and worksite markets.”

Ron Karam, President, Sapiens North America Insurance Division adds, “We are very fortunate to have been selected by such a respected company as Trustmark, a leader in the voluntary benefits markets. The Trustmark team has been a pleasure to work with throughout the evaluation process and we are looking forward to successful implementation of ALIS. Trustmark represents our seventh U.S.-based Sapiens ALIS customer and 26th ALIS customer world-wide, further establishing Sapiens as a market leader.”

About the Trustmark Companies

Through its subsidiaries and operating divisions, Trustmark provides access to a full spectrum of flexible benefit solutions, including benefits administration, payroll-deducted voluntary products, group medical benefits, and health and fitness management programs. The success of each Trustmark company is based on building and maintaining trust through personal, responsive service and flexible benefit solutions. Trustmark subsidiaries and operating divisions include CoreSource, HealthFitness, Starmark, Trustmark Employer Medical, and Trustmark Voluntary Benefit Solutions. For more information, visit www.trustmarkcompanies.com.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life & Pension, Property & Casualty, and Reinsurance markets. We serve over 100 financial services customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

 Email: osnat.se@sapiens.com

Investor Relations Contact:
Roni Giladi, CFO	James Carbonara, Regional Vice President,
Sapiens International	Hayden IR
Tel: +972-8-9382721	Office: +1-646-755-7412
E-mail: roni.g@sapiens.com	James@haydenir.com